NESTOR, INC.	42 Oriental Street Third Floor Providence, RI 02908 (401) 274-5658, Fax (401) 274-5707
13 September 2006

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0406

Attn: Rebekah Toton, Esq.

Re:	Nestor, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-135778

Ladies and Gentlemen:

Enclosed for filing, please find Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”).

This filing is being effected by direct transmission to the Commission’s EDGAR System. The Company has previously paid the filing fee in connection with this registration.

This amendment includes an Exhibit 5.1 opinion as to the legality of the securities being issued, which opinion is dated 13 September 2006. The opinion is in all other respects identical to that filed on 14 July 2006 with the initial filing of the Registration Statement.

The Company acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses to your comments and related matters, please contact undersigned at (401) 274-5658, ext. 738. Thank you very much for your consideration and assistance.

Very truly yours,
/s/ Benjamin M. Alexander
Benjamin M. Alexander